Exhibit 99.1

Mobileye N.V. Closes Initial Public Offering

Jerusalem, Israel, August 6, 2014 (NYSE: MBLY) – Mobileye N.V., the global leader in the design and development of camera-based Advanced Driver Assistance Systems, announced today that it has closed its initial public offering of 40,927,350 ordinary shares priced at $25.00 per share. Mobileye offered 8,325,000 ordinary shares and the selling shareholders offered 32,602,350 ordinary shares, which includes 5,338,350 ordinary shares that the underwriters acquired pursuant to exercise of their over-allotment option. The aggregate gross proceeds of the offering were $1.023 billion. Mobileye’s ordinary shares are listed on the New York Stock Exchange under the symbol “MBLY.”

Mobileye expects to use the estimated $193.7 million of net proceeds to it from the offering, after expenses, for general corporate purposes and to purchase EyeQ® chip inventory.

Goldman, Sachs & Co. and Morgan Stanley & Co. LLC acted as lead book-running managers for the offering. Deutsche Bank Securities Inc. was a joint book-running manager and Barclays Capital Inc. and Citigroup also acted as book-running managers. Wells Fargo Securities, LLC, Robert W. Baird & Co., Incorporated, William Blair & Company, L.L.C. and Raymond James & Associates, Inc. acted as co-managers.

The offering was made only by means of a prospectus. A copy of the prospectus for the offering may be obtained by contacting Goldman, Sachs & Co., Attn.: Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, or email: prospectus-ny@ny.email.gs.com; or Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn.: Prospectus Department, or by calling (866) 718-1649, or by emailing prospectus@morganstanley.com.

A registration statement relating to these securities was filed with and declared effective by the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

About Mobileye N.V.

Mobileye N.V. is the global leader in the design and development of software and related technologies for camera-based Advanced Driver Assistance Systems. Our technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Our proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. Mobileye’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items, as well as to identify and read traffic signs and traffic lights. Our products are integrated into car models from 20 global automakers including BMW, Ford, General Motors, Honda, Nissan and Volvo. Our products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates,” and “future” or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on our current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause our actual results to differ materially from any forward looking statement, including the risk factors and other matters set forth in Mobileye’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Mobileye undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:	Yonah Lloyd

Chief Communications Officer / SVP Business Development

yonah.lloyd@mobileye.com